UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 1-14616

NOTIFICATION OF LATE FILING

(Check One): _ Form 10-K x Form 20-F _ Form 11-K _ Form 10-Q
_ Form N-SAR

For Period Ended: __December 2002___
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Supermercados Unimarc S.A._____________________________________________________ Full Name of Registrant
_______________________________________________________________________________ Former Name if Applicable
Avenida Presidente Eduardo Frei Montalva 1380, Renca______________________________ Address of Principal Executive Office (Street and Number)
Santiago, Chile_________________________________________________________________ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

In order to comply with the instructions given by the SEC, Supermercados Unimarc S.A. inform that we will not be able to present the annual report, form 20-F, at the due date.

The reason of our delay in the presentation of Form 20-F is owed exclusively because today, we are in process of that RSM McGladrey & Pullen, placed in Chicago, initiate the revision of financial statements for obtain the final opinion of the partner filed in the SEC.

The reason was that we had to change our auditors because the former ones, Grant Thornton International, on April 30, 2003 finished its representation in Chile.

The consulting firms have confirmed us that this information will be given in 30 days from the date of this notice.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Victor Cantillano Vergara (Name)	56 2____________________ (Area Code)	687-7015_______________ (Telephone Number)

(2) Have all other periodic reports required under http://www.sec.gov/divisions/corpfin/34act/sect13.htm Section 13 or http://www.sec.gov/divisions/corpfin/34act/sect15.htm 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). x Yes _ No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _Yes x No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

___________________Supermercados Unimarc S.A.____________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2003 By Francisco Javier Errazuriz Ovalle /s/ Francisco Javier Errazuriz Ovalle

                    Chairman of Board

Victor Cantillano Vergara /s/ Victor Cantillano Vergara

                                       Director